U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rosenwald, M.D. Lindsay A.
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   (Last)               (First)                 (Middle)

   787 Seventh Avenue, 48th Floor
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                                    (Street)

   New York               NY                    10019
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   DOR Biopharma, Inc. (DOR)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   November 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01      J(3)            817,735(1)   A     $3.467   5,737,293(2)     D
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)  (D)      cisable  Date     Title     Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) See Attachment A.

(2) See Attachment B. Paramount Capital Asset Management, Inc. ("PCAM") is the managing member of each of the of each of Aries Select I LLC ("Aries I") and Aries Select II LLC ("Aries II"), each a Delaware limited liability company, and also serves as the investment manager of Aries Select, Ltd., a Cayman Island exempted company (the "Aries Limited"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                           December 8, 2001
---------------------------------------------            ----------------
** Signature of Reporting Person                         Date
   Lindsay A. Rosenwald, M.D.
   Chairman
   Paramount Capital Asset Management, Inc.
   Investment Manager -- Aries Select, Ltd.
   Managing Member -- Aries Select I LLC
   Managing Member -- Aries Select II LLC

                                  Attachment A

These securities were acquired by Dr. Rosenwald as a result of the merger on November 27, 2001 (the "Merger") between the issuer and Corporate Development Technologies, Inc. ("CTD"), of which Dr. Rosenwald was a substantial shareholder, and the Issuer. Dr. Rosenwald's holdings in CTD were exchanged for shares of the Issuer pursuant to the terms of the Merger and are reflected in Attachment B.

                                  Attachment B

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. Warrants to purchase 292,411 shares of common stock, par value $0.01 per share (the "Common Stock"); options to purchase 1,141,622 shares of Common Stock; warrants to purchase 82,469 shares of Common Stock acquired through the Merger; and Series A Convertible Preferred Stock convertible into 150,157 shares of Common Stock acquired in the Merger and owned directly by Dr. Rosenwald;

2. 2,214,493 shares of Common Stock of the Issuer and warrants to purchase 155,493 shares of Common Stock owned by Aries Select, Ltd.;

3. 996,215 shares of Common Stock and warrants to purchase 79,866 shares of Common Stock owned by Aries Select I LLC;

4.    20,284 shares of Common Stock owned by Aries Select II LLC;

5. 460,396 shares of Common Stock owned directly and acquired in the Merger by Paramount Capital Drug Development Company, LLC of which Dr. Rosenwald is managing member;

6. 11,548 shares of Common Stock owned by and acquired in the Merger by each of June Street Company and Huntington Street Company, each of which Dr. Rosenwald is sole proprietor;

7. 54,288 shares of Common Stock owned directly by and acquired in the Merger trusts for the benefit of Dr. Rosenwald's children

8. 66,503 shares of Common Stock owned directly by and acquired in the Merger by Dr, Rosenwald's wife, Rivki Rosenwald.